Archipelago Trading Services, Inc.

Statement of Financial Condition Filed Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2019___ AND ENDING ___12/31/2019___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Archipelago Trading Services, Inc

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

353 N Clark St, Suite 3200
                                        (No. and Street)

Chicago   IL   60654-4721
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sean Thomasson   (770)916-2593
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier and Deeter, LLC
                        (Name – if individual, state last, first, middle name)

1230 Peachtree St NE, Suite 1500	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Robert Hill_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Archipelago Trading Services, Inc_____ , as of __December 31_____, 20 _19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

Executive Principal
_____
Title


Notary Public

```
Official Seal
Meagan A Boehm
Notary Public State of Illinois
My Commission Expires 03/27/2023
```

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Sean Thomasson _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archipelago Trading Services, Inc _____ , as of December 31 _____ , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Finance and Operations Principal
Title

Notary Public

TWILLIKKI B. DAVIS YOUNG
Notary Public, Georgia
Cobb County
My Commission Expires
September 19, 2023

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Archipelago Trading Services, Inc.
Index
December 31, 2019



Frazier & Deeter

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
of Archipelago Trading Services, Inc.

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Archipelago Trading Services, Inc. (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.
Atlanta, Georgia
February 28, 2020

Archipelago Trading Services, Inc.
Statement of Financial Condition
December 31, 2019

($ in thousands, except share data)

Assets

Cash and cash equivalents	$ 5,921
Receivables from brokers, dealers, and subscribers (net of allowance for doubtful accounts of $2)	773
Receivables from related parties	33
Other assets	24
Deferred tax asset	167
Total assets	$ 6,918

Liabilities and Stockholder's Equity

Liabilities	
Payables to related parties	$ 179
Other payables	715
Total liabilities	894
Commitments and contingencies (Note 5)	
Stockholder's equity	
Common stock, $1 par; 7,500 shares authorized; 5,000 shares issued and outstanding	5
Additional paid-in capital	4,168
Retained earnings	1,851
Total stockholder's equity	6,024
Total liabilities and stockholder's equity	$ 6,918

The accompanying notes are an integral part of this financial statement.

($ in thousands)

1. Organization

Archipelago Trading Services, Inc. (the "Company"), a Florida corporation, is a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"), a Delaware corporation. The Parent is a wholly-owned subsidiary of NYSE Holdings LLC.

The Company's principal activities consist of the operation of an Alternative Trading System ("ATS") designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market. The Company does not carry security accounts for subscribers or perform custodial functions relating to subscriber securities, and, accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company clears all transactions through Archipelago Securities, LLC (the "Clearing Broker"), a wholly-owned subsidiary of the Parent.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2019, include $1,499 invested in money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to subscribers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. All of its revenues are considered to be revenues from contracts with subscribers. The related accounts receivable balances are recorded in the statement of financial condition as receivables from brokers, dealers, and subscribers. Payment is typically received the month after the subscribers receive the goods or services. The Company does not have obligations for warranties, returns or refunds to customers, other than liquidity payments, which are settled each period and therefore, do not result in variable consideration. There is no revenue recognized from performance obligations that were satisfied in prior periods and no transaction price is allocated to unsatisfied performance obligations.

Commissions and related routing and liquidity charges related to subscriber transactions are recorded on a trade date basis. Commissions are earned on a per trade basis, based on shares

($ in thousands)

transacted, and are recognized as transactions occur. For each transaction executed, there is an associated liquidity payment or routing charge paid. Rebates are offered primarily to support market liquidity and trading volume by providing qualified participants a discount to the applicable commission rate.

The Company pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed. The Company collects activity assessment fees from subscribers and recognizes these amounts as revenue when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Company to the SEC. As a result, Section 31 fees do not have an impact on the Company's net income.

Connectivity fees are recognized on a monthly basis according to the number of ports used by subscribers.

Receivables from Brokers, Dealers and Subscribers
Receivables consist of accrued commissions for trade executions and amounts due from the Clearing Broker. The Company maintains an allowance for doubtful accounts based upon the estimated collectability of accounts receivable. Additions to (reductions of) the allowance are charged to (reversed against) bad debt expense.

Income Taxes
The Company is included in the consolidated federal and certain state unitary income tax returns filed by the Parent. The Company also files separate state and local income tax returns in certain other states. Federal and unitary state income tax receivables or payables with the Parent on behalf of the Company are included as a component of receivables or payables with related parties. Income taxes reflected in the accompanying financial statement are calculated as if the Company filed separate income tax returns and are accounted for under the liability method. The Company recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of its assets and liabilities. The Company establishes valuation allowances if it believes that it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect.

3. **Related Party Transactions**

The Company pays clearing fees to the Clearing Broker. The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by FINRA, the Parent provides the Company with operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software and personnel necessary to facilitate the operation of the ATS and to provide certain other corporate and business services.

The agreement was revised effective December 18, 2007, and provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment.

($ in thousands)

Customary and reasonable direct expenses attributable to the Company are recorded as expenses in the Company's financial statements. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

Throughout the year a related party, the Securities Industry Automation Corporation ("SIAC") incurs costs for trade technology support provided to all the NYSE-affiliated markets. These costs include payroll and technology costs and are allocated to the parties to which it provides support.

Amounts receivable from the Parent for income taxes as of December 31, 2019 were $35. This balance represents overpayments to its Parent related to its share of the Parent's federal and unitary state income taxes. As part of operations, certain cash receipts/disbursements are received and paid through related parties. Balances resulting from the above transactions resulted in net payables to related parties of $181, net of taxes, at December 31, 2019.

On March 26, 2018, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Agreement") with its Ultimate Parent, Intercontinental Exchange, Inc. (the "Lender"). The Lender has committed $5 million of credit to the Company that can be accessed at any time and repaid at any time, subsequent to FINRA's approval, without premium or penalty. Credit under the Agreement may be advanced through August 18, 2022, with all unpaid principal and interest due on August 18, 2023. Interest is payable at current rates at the advance date The Lender may accelerate payment date with six months' notice. The Company pays an annual commitment fee for unutilized amounts payable in arrears. There was no outstanding loan balance at December 31, 2019, and the Company does not anticipate drawing on this loan over the next six months.

4.   **Concentration and Credit Risk**

In the normal course of business, the Company's activities involve the execution of securities transactions for broker-dealers, which are cleared and settled by the Clearing Broker. Pursuant to the clearing agreement, the Company is required to reimburse the Clearing Broker for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. Therefore, the Company is exposed to risk of loss in the event of the subscriber's or broker's inability to meet the terms of their contracts. Should the subscriber or Clearing Broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Subscriber trades pending at December 31, 2019, were settled without an adverse effect on the Company's financial statement taken as a whole. The maximum exposure the Company is exposed to varies based on daily trading activities and the maximum potential losses to such exposure cannot be estimated.

The Company's cash is held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. The Company has not experienced any losses in these accounts.

The Company has credit risk related to transaction fees that are billed to subscribers on a monthly basis, in arrears. The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

($ in thousands)

As of December 31, 2019, five subscribers accounted for 50% of receivables from brokers, dealers, and subscribers.

5.   Commitments and Contingencies

The Company has agreed to indemnify its Clearing Broker for losses that it may sustain from subscriber accounts introduced by the Company. However, in the Company's experience there have not been claims or losses pursuant to these contracts, and the Company expects the risk of loss to be remote. As such, the Company has not recorded any liability related to this indemnification. The Company is unable to quantify the potential exposure related to the indemnification as it constantly fluctuates based on the number and size of the unsettled transactions outstanding and the difference between the contractual trade price and the current fair value of the stock underlying the unsettled transactions.

6.   Income Taxes

As of December 31, 2019, the Company had approximately $3,614 federal and state net operating loss carry forwards which are set to expire beginning in 2021 through 2022, resulting in deferred tax assets of $289. The Company had a $159 valuation allowance for the net operating loss deferred tax asset since the Company believes it is more likely than not that this amount will not be realized in the foreseeable future. Remaining deferred tax assets are attributable to stock based compensation and other accrued expenses. The Company's 2010-2019 tax years remain subject to examination by the relevant tax authorities.

7.   Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5 or 6- 2/3% of aggregate indebtedness. As of December 31, 2019, the Company had net capital of $4,982 which was $4,922 in excess of its required net capital of $60. The ratio of the Company's aggregate indebtedness to net capital was 0.18 to 1.

Advances to affiliates, distribution payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

8.   Subsequent Events

The Company has evaluated subsequent events through February 28, 2020, which is the date this financial statement was issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in the accompanying financial statement.